UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of September 2015.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec Announces a Change in Representative Director

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 28, 2015
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Tokyo Stock Exchange code: 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@nidec.com

Released on September 28, 2015, in Kyoto, Japan

Nidec Announces a Change in Representative Director

Nidec Corporation (NYSE: NJ) (the “Company”) announced today a change to one of its Representative Directors following the board resolution made at a meeting of the Board of Directors on September 28, 2015.

Bunsei Kure, a representative director and executive vice president of the Company, has decided to leave the Company for personal reasons, effective September 30, 2015. He joined the Company in 2013 and has contributed to advancing the Company’s operations with extensive responsibilities ranging from corporate strategy, global purchasing and production engineering to the management of the Automotive Motor & Electronic Control Business Unit and the Appliance, Commercial & Industrial Motor Business Unit.

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